Filed by:             Viacom Inc.
          This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended

          Subject Company:      Infinity Broadcasting Corporation
          Commission File No.:  001-14599


                  VIACOM SETS CLOSING DATE FOR INFINITY MERGER


NEW YORK, NY, November 29, 2000 - Viacom Inc. (NYSE: VIA, VIA.B) and Infinity Broadcasting Corporation (NYSE: INF) announced today that they expect to complete their previously announced merger the week of January 8, 2001. Infinity has set December 8, 2000 as the record date on which shareholders who own shares of Infinity Class A common stock will receive the final information statement/prospectus on the transaction.

Note: a registration statement relating to the Viacom Class B common stock to be issued in the above transaction has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


Contacts:

Carl Folta
(212) 258-6352

Susan Duffy
(212) 258-6347